

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Cecil Magpuri
Chief Executive Officer
Falcon's Beyond Global, Inc.
6996 Piazza Grande Avenue, Suite 301
Orlando, FL 32835

> **Re: Falcon's Beyond Global, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed June 28, 2023**
> **File No. 333-269778**

Dear Cecil Magpuri:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 30, 2023 letter.

Amendment No. 2 to Registration Statement on Form S-4

Cover Page

1. We note you have removed the disclosure regarding the ownership of the post-combination company. Please revise to include this disclosure on your cover page.

Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 76

2. Your disclosure on page 78 indicates that on June 23, 2023, the Company entered into an amendment to the credit agreement with Infinite Acquisition pursuant to which (i) Pubco joined as a party to the Credit Agreement, (ii) Infinite Acquisitions agreed to transfer, in its sole discretion, all or a portion of the amounts due to Infinite Acquisitions under the

Credit Agreement to Infinite Acquisition's equity holders (the "Debt Transfer(s)," all such transferred debt the "Transferred Debt" and each equity holder the "Debt Transferee"), and (iii) Pubco, the Company and Infinite Acquisitions agreed that each Debt Transferee shall have the right to cause Pubco to exchange such Debt Transferee's Transferred Debt for shares of Pubco Series A Preferred Stock at the Acquisition Merger Closing. We further note that you have not given effect to the exchange of the Transferred Debt for Pubco Series A Preferred Stock as the exchange is contingent upon action of the Debt Transferees. Given that your planned merger is structured in such a manner that significantly different results may occur, please provide additional pro forma presentations which give effect to the exchange of the Transferred Debt for the Pubco Series A Preferred Stock or explain why you do not believe this is required. Refer to the guidance in Rule 11-02(a)(10) of Regulation S-X.

Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 89

3. We read your response to comment 4 and note the revisions to your disclosure; however, the 51,126,844 shares of Pubco stock to be issued for the Company units as disclosed in footnote (m) still does not agree to the number disclosed in Note 11 to FAST Acquisition Corp II audited financial statements of 48,587,077 on page F-28. Please reconcile and revise these disclosures.

Background of the Business Combination, page 97

4. We note your disclosure on pages 104-106 regarding the "Strategic Investment." Please revise to clarify the status of this financing and whether you expect it to be finalized prior to the consummation of the business combination.

Sources and Uses, page 157

5. We read your response to comment 8 and note your revised disclosure. However, it is not clear why the amounts in these tables do not agree to the pro forma financial information and we re-issue our comment in its entirety:
    • Please reconcile pro forma existing net debt reflected in the estimated sources and uses tables to the amounts reflected on the pro forma balance sheet.
    • Please reconcile the amount of estimated transaction expenses reflected in these tables to the transaction expenses disclosed in footnote 4(c) on pages 87 and 88 of the registration statement.
    • Please reconcile the cash to balance sheet amounts under the no redemption and maximum redemption scenarios to the amounts reflected in the pro forma balance sheet.
    • Please explain why your sources of funds on page 157 lists private placement proceeds of $80 million while footnote 4(e) on page 88 indicates proceeds of $60 million.

General

6.   We note you have removed disclosure throughout your filing that Infinite Acquisitions will be the controlling shareholder of the post-combination company. Please revise to include such disclosure, or tell us why it is no longer applicable.

      You may contact Ta Tanisha Meadows at 202-551-3322 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Dietrich King at 202-551-8071 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services

cc: Joel Rubinstein, Esq.